TALON INTERNATIONAL, INC.
21900 Burbank Boulevard, Suite 270
Woodland Hills, CA 91367

November 9, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Talon International, Inc. Form 10-K for fiscal year ended December 31, 2008 Filed April 9, 2009 File No. 000-13669

Ladies and Gentlemen:

        Talon International, Inc. (the “Company”) is writing in response to the letter dated October 27, 2009 (the “Comment Letter”) sent by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2008 Form 10-K”). For convenience, the text of the Staff’s comment has been included below.

Signatures

1.

We note that your annual report does not have or does not designate the signature of your principal accounting officer or controller. Please include and designate the signature of the principal accounting officer or controller in all future filings. See General Instruction D of Form 10-K.

        The Company acknowledges the Staff’s comment and will include and designate the signature of the principal accounting officer or controller in all future filings on Form 10-K.

        The Company advises the Staff that Lonnie D. Schnell, the Company’s Chief Executive Officer and Chief Financial Officer, served as the Company’s principal accounting officer at the time of filing of the 2008 Form 10-K. While Mr. Schnell’s signature was included in the 2008 Form 10-K, he was inadvertently not designated as the principal accounting officer.

_________________

Securities and Exchange Commission
November 9, 2009

        In connection with this reply to the Comment Letter, the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

        Please do not hesitate to contact us if you have any questions or you need any additional information with respect to the matters set forth above.

Very truly yours, Talon International, Inc. By: /s/ Lonnie D. Schnell Name: Lonnie D. Schnell Title: Chief Executive Officer